SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934


For the month of March 2004

MERANT plc
(Translation of Registrant's Name Into English)

The Lawn, Old Bath Road, Newbury, England RG14 1QN
(Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                             No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

LONDON STOCK EXCHANGE ANNOUNCEMENT


SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  March 9, 2004               By: /s/ Stephen M. Going
                                 --------------------------------------
                                       Stephen M. Going
                                       Vice President and General Counsel